Mercedes-Benz Auto Lease Trust 2016-B
Investor Report

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Jan-2019	31-Jan-2019		
Determination Date	13-Feb-2019			
Record Date	14-Feb-2019			
Payment Date	15-Feb-2019			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2019	15-Feb-2019	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 2/15/2019	15-Jan-2019	15-Feb-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	220,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	407,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	315,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	95,160,000.00	71,340,910.93	34,577,498.74	36,763,412.19	386.332621	0.363362
Total Note Balance	**1,037,160,000.00**	**71,340,910.93**	**34,577,498.74**	**36,763,412.19**		
Overcollateralization	195,353,851.10	202,792,462.95	201,091,357.37			
Total Securitization Value	**1,232,513,851.10**	**274,133,373.88**	**235,668,856.11**			
present value of lease payments	440,007,103.76	19,032,251.22	14,067,492.08			
present value of Base Residual Value	792,506,747.34	255,101,122.66	221,601,364.03			

	Amount	Percentage
Initial Overcollateralization Amount	195,353,851.10	15.85%
Target Overcollateralization Amount	203,364,785.43	16.50%
Current Overcollateralization Amount	201,091,357.37	16.32%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.350000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.520000%	90,365.15	0.949613	36,853,777.34	387.282234
Total		**90,365.15**		**$36,853,777.34**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,170,888,158.55**	**212,507,681.33**	**174,043,163.56**

Available 2016-B Collections

Lease Payments Received	4,039,085.27
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,706,638.49
Net Sales Proceeds-scheduled terminations	17,262,653.93
Excess wear and tear included in Net Sales Proceeds	158,011.82
Excess mileage included in Net Sales Proceeds	325,035.56
Subtotal	**37,008,377.69**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	73,844.13
Total Available Collections	**37,082,221.82**

Distribution on the Exchange Note

(1) Total Servicing Fee	228,444.48
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.53%)	270,947.29
(3) Exchange Note Principal Distributable Amount	36,582,830.05
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**37,082,221.82**

Available Funds ABS Notes

Total Exchange Note Payments	36,853,777.34
Reserve Account Draw Amount	0.00
Total Available Funds	**36,853,777.34**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	90,365.15
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	36,763,412.19
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**36,853,777.34**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	228,444.48	228,444.48	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	90,365.15	90,365.15	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	90,365.15	90,365.15	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	90,365.15	90,365.15	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	36,763,412.19	36,763,412.19	0.00
Principal Distribution Amount	36,763,412.19	36,763,412.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,081,284.63
Reserve Fund Amount - Beginning Balance	3,081,284.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,874.96
minus Net Investment Earnings	5,874.96
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,081,284.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,874.96
Net Investment Earnings on the Exchange Note	
Collection Account	67,969.17
Investment Earnings for the Collection Period	73,844.13

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 5.01 of the 2016-B Servicing Supplement to purchase the 2016-B Exchange Note on Febuary 15, 2019 (the "Redemption Date") and has deposited $34,577,498.74 into the 2016-B Exchange Note Collection Account to redeem the balance of the Class A-4 Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,232,513,851.10	29,821
Securitization Value beginning of Collection Period	274,133,373.88	8,569
Principal portion of lease payments	3,557,091.79	
Terminations- Early	13,865,782.97	
Terminations- Scheduled	15,517,015.28	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	5,524,627.73	
Securitization Value end of Collection Period	235,668,856.11	7,397

Pool Factor	19.12%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.11	3.88
Weighted Average Seasoning (months)	13.52	34.33
Aggregate Base Residual Value	909,542,444.43	226,375,182.26
Cumulative Turn-in Ratio		93.32%
Proportion of base prepayment assumption realized life to date		33.67%
Actual lifetime prepayment speed		0.31%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	233,846,627.26	7,340	99.23%
31-60 Days Delinquent	1,089,719.96	36	0.46%
61-90 Days Delinquent	643,712.09	19	0.27%
91-120 Days Delinquent	88,796.80	2	0.04%
Total	235,668,856.11	7,397	100.00%

Delinquency Trigger		**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.311%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	399,216.08	12	19,482,078.21	539
Liquidation Proceeds	350,304.47		14,412,713.20	
Recoveries	100,803.18		4,059,167.96	
Principal Net Credit Loss / (Gain)	(51,891.57)		1,010,197.05	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.244)%
Prior Collection Period	0.351 %
Second Prior Collection Period	(0.238%)
Third Prior Collection Period	(0.279%)
Four Month Average	(0.103)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.082%

Average Net Credit Loss / (Gain)   1,874.21

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	34,508,209.90	1,160	680,136,180.60	21,879
Sales Proceeds and Other Payments Received	31,517,664.76		673,279,101.29	
Residual Loss / (Gain)	2,990,545.14		6,857,079.31	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	14.079%
Prior Collection Period	7.816 %
Second Prior Collection Period	0.833 %
Third Prior Collection Period	(3.416%)
Four Month Average	4.828%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.556%

Average Residual Loss / (Gain)   313.41